FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. 1st Quarter Results

 29 April 2026

AstraZeneca results: Q1 2026
Strong revenue growth and positive readouts from high-value NMEs reinforce confidence in 2030 ambition

Revenue and EPS summary

	Q1 2026	% Change
	$m	Actual	CER1
- Product Sales	14,386	12	7
- Alliance Revenue	825	29	26
Product Revenue	15,211	13	8
Collaboration Revenue	77	4	-
Total Revenue	15,288	13	8
Reported EPS ($)	1.99	6	8
Core2 EPS ($)	2.58	4	5

Key performance elements for Q1 2026

(Growth numbers at constant exchange rates)

*      Total Revenue up 8% to $15,288m, driven by double-digit growth in Oncology and Rare Disease

*      Core Operating profit increased 12%

*      Core EPS growth of 5%, reflecting the favourable tax rate in the prior year period

*      Core Tax rate of 21%. Expectations for full year Core Tax rate are unchanged at 18-22%

*      Positive readouts for four high-value Phase III programmes since Q4 2025 results, including for two NMEs: tozorakimab and efzimfotase alfa

*      14 approvals in major regions since Q4 2025 results

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"We delivered strong growth in Q1 2026, with Total Revenue above $15 billion, demonstrating our consistent commercial execution. We are advancing through our catalyst-rich period, with positive readouts for four high-value Phase III programmes since our last quarterly results, including first pivotal data for two key NMEs - tozorakimab in COPD and efzimfotase alfa in hypophosphatasia.

We continue to invest in our commercial capabilities as we prepare for multiple launches, look forward to further readouts anticipated this year, and remain on track to achieve our ambition for 2030 and beyond."

http://www.rns-pdf.londonstockexchange.com/rns/2991C_1-2026-4-28.pdf

Guidance

AstraZeneca reconfirms Total Revenue and Core EPS guidance3 for FY 2026 at CER, based on the average foreign exchange rates through 2025.

Total Revenue is expected to increase by a mid-to-high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for April 2026 to December 2026 were to remain at the average rates seen in March 2026, it is anticipated that Total Revenue in FY 2026 would benefit from a low single-digit percentage positive impact (unchanged) compared to the performance at CER, and Core EPS growth would be broadly similar (unchanged) to the growth at CER.

Results highlights

Table 1: Milestones achieved since the prior results announcement

Phase III and other registrational data readouts
Medicine	Trial	Indication	Event
Imfinzi	EMERALD-3	Locoregional HCC	Primary endpoint met
Imfinzi + Orpathys	SAMETA	MET+ advanced papillary renal cell carcinoma	Primary endpoint not met
tozorakimab	OBERON	COPD	Primary endpoint met
tozorakimab	TITANIA	COPD	Primary endpoint met
tozorakimab	MIRANDA	COPD	Primary endpoint met
tozorakimab	PROSPERO	COPD	Primary endpoint not met
Breztri	ATHLOS	COPD	Primary endpoint met
efzimfotase alfa	MULBERRY	HPP (paediatric, treatment-naïve)	Primary endpoint met
efzimfotase alfa	CHESTNUT	HPP (paediatric, switch from Strensiq)	Primary endpoint met
efzimfotase alfa	HICKORY	HPP (adults, adolescents, treatment-naïve)	Primary endpoint not met
Ultomiris	I CAN	IgAN	Primary endpoint met
Ultomiris	ARTEMIS	CSA-AKI	Discontinued due to inconsistent efficacy

Regulatory approvals

Medicine	Trial	Indication	Region
Calquence	AMPLIFY	1L CLL (fixed duration)	US
Enhertu	DESTINY-Gastric04	2L HER2+ gastric/GEJ cancer	JP
Enhertu	DESTINY-PanTumor02	HER2-positive solid tumours	JP
Enhertu	DESTINY-Breast11	Neoadjuvant HER2+ Stage II or III breast cancer	CN
Imfinzi	MATTERHORN	Resectable gastric/GEJ cancer	EU
Imfinzi	HIMALAYA	1L HCC	CN
Imfinzi	POSEIDON	1L NSCLC	CN
Breztri	KALOS / LOGOS	Asthma	US
Saphnelo	TULIP-SC	SLE (subcutaneous)	JP, US
Tezspire	WAYPOINT	Chronic rhinosinusitis with nasal polyps	JP, CN
Tezspire	DIRECTION	Severe asthma	CN
Koselugo	KOMET	Adult NF1-PN	CN

Regulatory submissions or acceptances* in major regions

Medicine	Trial	Indication	Region
Calquence	AMPLIFY	1L CLL (fixed duration)	JP
Calquence	ECHO	1L MCL	CN
Enhertu	DESTINY-Breast05	High-risk HER2+ early breast cancer (post-neoadjuvant)	US, EU, JP, CN
Enhertu	DESTINY-PanTumor03	HER2-expressing solid tumours	CN
Datroway	TROPION-Breast02	1L TNBC for patients where immunotherapy is not an option	JP
baxdrostat	BaxHTN / Bax24 / BaxAsia	Treatment resistant hypertension	CN

* US, EU and China regulatory entries in this table denote filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix document in the financial results section of the AstraZeneca investor relations website: www.astrazeneca.com/investor-relations.html

Table 2: Key elements of financial performance: Q1 2026

For the quarter	Reported	Change		Core	Change
ended 31 March	$m	Act	CER	$m	Act	CER
Product Revenue	15,211	13	8	15,211	13	8	* See Tables 3, 7, 25 and 26 for further details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	77	4	-	77	4	-	* See Tables 4 and 27 for further details of Collaboration Revenue
Total Revenue	15,288	13	8	15,288	13	8	* See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	82	-1pp	+1pp	83	-1pp	+1pp	* Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product seasonality and Collaboration Revenue
R&D expense	3,492	11	7	3,461	12	8
* Core R&D: 23% of Total Revenue
+ Accelerated recruitment in ongoing trials
+ Investments in transformative technologies such as IO bispecifics, cell therapy and antibody drug conjugates
+ Addition of R&D projects from business development
+ Positive data readouts for high value pipeline opportunities that have ungated large late-stage trials

SG&A expense	4,920	10	6	3,859	12	7	* Core SG&A: 25% of Total Revenue + Investment to support ongoing and future launches
Other operating income and expense4	189	67	65	189	65	63	+ Various partner milestones
Operating profit	4,246	16	17	5,352	11	12
Operating Margin (%)	28	+1pp	+2pp	35	-	+1pp
Net finance expense	320	20	16	281	30	26	+ Prior year Net finance expense benefitted from adjustments relating to settlements with tax authorities
Tax rate (%)	21	+7pp	+7pp	21	+5pp	+5pp	* Prior year benefitted from the release of tax liabilities following settlements with tax authorities * Variations in the tax rate can be expected between periods
EPS ($)	1.99	6	8	2.58	4	5

For dollar values in this table, the unit of change is percent. For Gross Margin, Operating Margin and Tax rate, the unit of change is percentage points (pp).

In the table above, R&D expense, SG&A expense and Net finance expense are displayed as positive numbers. The plus and minus symbols next to comments denote the directional impact of the item being discussed. For example, a plus symbol next to a comment about an R&D item indicates that the item increased R&D expenditure relative to the prior year period.

Corporate and business development

Jacobio Pharma

In March 2026, Jacobio Pharma announced that it had received an upfront payment of $100m from AstraZeneca. The payment was made in accordance with the collaboration and license agreement announced in December 2025 for JAB-23E73, an investigational oral pan-KRAS inhibitor.

Pinetree

In April 2026, AstraZeneca exercised its option to obtain an exclusive global license from Pinetree Therapeutics, Inc. (Pinetree) to develop and commercialize PTX-299, a first-in-class bispecific antibody degrader targeting EGFR. The option exercise triggers a $25m payment to Pinetree. Pinetree is also eligible to receive potential future development, regulatory, and commercial milestone payments and tiered royalties on global net sales if the product is successfully developed and commercialized. The total potential value of the agreement exceeds $500m.

CSPC

In April 2026, AstraZeneca closed the previously announced new strategic collaboration agreement with CSPC Pharmaceuticals to advance the development of multiple next-generation therapies for obesity and type 2 diabetes. AstraZeneca will pay an upfront payment of $1.2bn. See Note 5 for further details.

Sustainability highlights

The Company released its third  Sustainability Impact Publication which includes its Sustainability achievements to date, updated 2030 Sustainability targets and case studies from across the enterprise on climate and nature action, health equity and health systems resilience.

Reporting calendar

The Company intends to publish its H1 and Q2 2026 results on 27 July 2026.

Conference call

A conference call and webcast for investors and analysts will begin today, 29 April 2026, at 14:30 UK time. Details can be accessed via astrazeneca.com.

Reporting changes since FY 2025

The therapy area formerly referred to as 'Vaccines and Immune Therapies' is now titled 'Infectious Disease'.

The updated title aligns with the naming convention of AstraZeneca's other therapy areas, which are named after the scientific fields in which they operate

Notes

1.    Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2026 vs. 2025. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.    Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 10 in the Financial Performance section of this document.

3.    The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the Cautionary statements section regarding forward-looking statements at the end of this announcement.

4.     Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group's financial statements.

Revenue drivers

Table 3: Product Revenue (PR) by medicine
	Q1 2026		% Change
	$m	% Total	Actual	CER
Tagrisso	1,833	12	9	5
Imfinzi	1,694	11	34	30
Calquence	923	6	21	17
Lynparza	781	5	8	2
Enhertu	831	5	40	34
Zoladex	315	2	8	2
Truqap	198	1	50	47
Imjudo	77	1	(5)	(7)
Datroway	43	-	>10x	>10x
Other Oncology	102	1	(8)	(10)
Oncology PR	6,797	45	20	16
Farxiga	2,193	14	7	(2)
Crestor	355	2	12	8
Lokelma	199	1	30	26
Seloken	180	1	12	7
Brilinta	105	1	(65)	(67)
Wainua	51	-	29	28
roxadustat	43	-	(45)	(48)
Other CVRM	115	1	(16)	(20)
Cardiovascular, Renal & Metabolism PR	3,241	21	-	(7)
Symbicort	747	5	3	(1)
Fasenra	483	3	15	11
Breztri	353	2	18	13
Tezspire	303	2	40	34
Saphnelo	171	1	25	24
Pulmicort	149	1	(6)	(11)
Airsupra	37	-	31	31
Other R&I	75	-	(28)	(30)
Respiratory & Immunology PR	2,318	15	11	7
Beyfortus	116	1	3	3
FluMist	8	-	>10x	>10x
Other ID	58	-	(49)	(53)
Infectious Disease PR	182	1	(19)	(22)
Ultomiris	1,270	8	21	18
Soliris	389	3	(12)	(14)
Strensiq	517	3	47	43
Koselugo	170	1	24	15
Other Rare Disease	74	-	28	18
Rare Disease PR	2,420	16	19	15
Other Medicines PR	253	2	(7)	(9)
Product Revenue	15,211	100	13	8

Alliance Revenue included above:
Enhertu	508	3	28	23
Tezspire	154	1	18	18
Beyfortus	91	1	11	11
Datroway	42	-	>10x	>10x
Other royalty revenue	29	-	22	22
Other Alliance Revenue	1	-	3	3
Alliance Revenue	825	5	29	26

Table 4: Collaboration Revenue
	Q1 2026	% Change
	$m	Actual	CER
Farxiga: sales milestones	44	(41)	(44)
Crestor: sales milestones	32	n/m	n/m
Others	1	n/m	n/m
Collaboration Revenue	77	4	-

Table 5: Total Revenue by Therapy Area
	Q1 2026		% Change
	$m	% Total	Actual	CER
Oncology	6,798	44	20	16
- Cardiovascular, Renal & Metabolism	3,317	22	-	(6)
- Respiratory & Immunology	2,318	15	11	7
- Infectious Disease	182	1	(19)	(22)
BioPharmaceuticals	5,817	38	3	(2)
Rare Disease	2,420	16	19	15
Other Medicines	253	2	(7)	(9)
Total Revenue	15,288	100	13	8

Table 6: Total Revenue by region
	Q1 2026		% Change
	$m	% Total	Actual	CER
US	6,205	41	10	10
- Emerging Markets ex. China	2,475	16	16	9
- China	1,923	13	7	2
Emerging Markets	4,398	29	12	6
Europe	3,405	22	23	9
Established RoW	1,280	8	3	2
Total Revenue	15,288	100	13	8

Table 7: Product Revenue by region
	Q1 2026		% Change
	$m	% Total	Actual	CER
US	6,204	41	10	10
- Emerging Markets ex. China	2,475	16	16	9
- China	1,923	13	7	2
Emerging Markets	4,398	29	12	6
Europe	3,405	22	23	9
Established RoW	1,204	8	3	2
Total Product Revenue	15,211	100	13	8

Total Revenue by Medicine

Oncology

Tagrisso
Q1 2026$m	Total Revenue	% Change Actual CER		* Strong demand growth across indications and key regions, positioned as backbone across all stages of EGFRm NSCLC. Leading combination in 1L NSCLC (FLAURA2)
US	733	8	8	* Robust underlying demand; higher Q1 inventory destocking
Emerging Markets	536	3	(1)	* Affected by tender outcomes and phasing
Europe	387	26	12
Established RoW	177	2	1	* Seasonal variability in Japan ahead of fiscal year-end
Total	1,833	9	5

Imfinzi
Q1 2026 $m	Total Revenue	% Change Actual CER		* Strong demand growth across all regions from existing indications and new launches
US	954	31	31	* Demand growth led by new GI and GU launches (MATTERHORN, NIAGARA)
Emerging Markets	187	32	28	* Strong growth in GI (HIMALAYA, TOPAZ), ongoing launch momentum
Europe	383	52	34	* Early momentum for new lung (ADRIATIC) and GI (MATTERHORN) launches
Established RoW	170	22	22	* Demand growth from new launches across GYN (DUO-E), GU (NIAGARA), and lung
Total	1,694	34	30

Calquence
Q1 2026$m	Total Revenue	% Change Actual CER		* Sustained BTKi leadership in front-line CLL with launch momentum across finite use for 1L CLL (AMPLIFY) and 1L MCL (ECHO)
US	599	18	18	* Strong demand growth from ongoing leadership in front-line CLL BTKi market
Emerging Markets	70	30	22
Europe	218	28	13	* Further expansion in finite use for 1L CLL and 1L MCL
Established RoW	36	16	13
Total	923	21	17

Lynparza

Q1 2026$m	Total Revenue	% Change Actual CER		* Global leadership in mature first-generation PARPi market
US	308	(1)	(1)	* Demand growth offset by channel mix
Emerging Markets	174	8	(1)	* Affected by generic competition in China and VBP implementation in Q1 2026
Europe	239	22	8	* Continued uptake in prostate (PROpel) and breast (OlympiA) indications
Established RoW	60	4	3
Total	781	8	2

Enhertu

Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $1,422m in Q1 2026 (Q1 2025: $1,086m). US in-market sales, recorded by Daiichi Sankyo, amounted to $656m in Q1 2026 (Q1 2025: $540m). Up to and including Q3 2025, AstraZeneca's mid-single-digit percentage royalty on Daiichi Sankyo's sales in Japan was recorded in Europe. From Q4 2025 this royalty has been recorded in Established RoW.
Q1 2026$m	Total Revenue	% Change Actual CER		* Standard-of-care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers
US	317	23	23	* Early adoption in 1L HER2-positive breast cancer (DESTINY-Breast09)
Emerging Markets	261	51	47	* Continued adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025
Europe	207	41	24	* Further demand growth in chemotherapy naïve HER2-low breast cancer
Established RoW	46	>2x	>2x
Total	831	40	34

Other Oncology medicines
Q1 2026$m	Total Revenue	% Change Actual CER
Zoladex	316	8	3	* Growth across Emerging Markets
Truqap	198	50	47	* Achieved peak share in second-line biomarker-altered metastatic breast cancer
Imjudo	77	(5)	(7)	* Continued GI (HIMALAYA) growth ex-US, offset by US destocking
Datroway	43	>10x	>10x	* Continued uptake in breast cancer and EGFRm later-line lung cancer * Combined global sales by AstraZeneca and Daiichi Sankyo: $102m (Q1 2025: $9m)
Other Oncology	102	(8)	(10)	* Generic erosion across markets

Other Oncology includes $7m of Total Revenue from Orpathys, partnered with HUTCHMED.

BioPharmaceuticals - Cardiovascular, Renal & Metabolism

Farxiga
Q1 2026$m	Total Revenue	% Change Actual CER		* Growth driven by HF and CKD indications, SGLT2 class growth supported by cardiorenal guidelines
US	449	17	17	* Continued market share gain in growing SGLT2 market
Emerging Markets	924	6	(2)	* Affected by generic competition and VBP implementation in China in Q1 2026
Europe	778	14	-	* Demand growth offset by generic entry in the UK in Q3 2025
Established RoW	87	(56)	(58)	* Generic T2D entry in Japan in Q4 2025. Milestone receipt in the quarter
Total	2,237	5	(3)

Other CVRM medicines
Q1 2026$m	Total Revenue	% Change Actual CER
Crestor	387	22	18	* Growth driven by Emerging Markets and Est. RoW. Milestone receipt in Q1 2026
Lokelma	199	30	26	* Strong growth in all major regions
Seloken	180	12	7	* Growth driven by Emerging Markets
Brilinta	105	(65)	(67)	* Decline driven by generic entry in the US and Europe in Q2 2025
Wainua	51	29	28	* Demand growth in ATTR-PN
roxadustat	43	(45)	(48)	* Affected by generic competition in China and VBP implementation in Q1 2026
Other CVRM	115	(16)	(20)	* Generic erosion

BioPharmaceuticals - Respiratory & Immunology

Symbicort
Q1 2026$m	Total Revenue	% Change Actual CER		* Sustained market leader in a broadly stable ICS/LABA class, treating COPD and asthma
US	290	4	4	* Demand for brand and authorised generic partially offset by price pressures
Emerging Markets	226	(3)	(7)	* Volume growth offset by continued generic erosion ex. China
Europe	152	12	-	* Volume growth offset by continued generic erosion
Established RoW	79	4	(1)
Total	747	3	(1)

Fasenra
Q1 2026$m	Total Revenue	% Change Actual CER		* Expanded severe eosinophilic asthma market share leadership in IL-5 class, further fuelled by accelerated EGPA indication launches
US	256	3	3	* Strong demand with expanded IL-5 class leadership partially offset by inventory movement and gross-to-net adjustments
Emerging Markets	46	70	63	* Asthma launch momentum across key markets including NRDL listing in China in Q1 2026
Europe	129	25	10	* Increased leadership in severe eosinophilic asthma
Established RoW	52	34	31	* Strong growth supported by EGPA in Japan
Total	483	15	11

Breztri
Q1 2026$m	Total Revenue	% Change Actual CER		* Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA), treating COPD
US	149	1	1	* Consistent share growth offset by unfavourable gross-to-net adjustments
Emerging Markets	115	28	22	* Market share leadership within FDC triple class in China
Europe	64	55	37	* Sustained growth from market share gains
Established RoW	25	25	22
Total	353	18	13

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $493m in Q1 2026 (Q1 2025: $371m).
Q1 2026$m	Total Revenue	% Change Actual CER		* Sustained demand growth in severe asthma with launch momentum across multiple markets
US	154	18	18	* Continued strong demand growth in severe asthma and launch of CRSwNP
Emerging Markets	20	>2x	>2x	* Strong continued uptake
Europe	95	68	50	* Maintained new-to-brand leadership across multiple markets and new launches
Established RoW	34	46	45
Total	303	40	34

Other R&I medicines
Q1 2026$m	Total Revenue	% Change Actual CER
Pulmicort	149	(6)	(11)	* Generic competition in Emerging Markets (~80% of revenue)
Saphnelo	171	25	24	* Strong US demand growth, ongoing launches in Europe and Established RoW
Airsupra	37	31	31	* Strong US launch momentum and volume uptake
Other R&I	75	(28)	(30)

BioPharmaceuticals - Infectious Disease

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca's sales of manufactured product to Sanofi and Alliance Revenue from AstraZeneca's share of gross profits and royalties on sales in major markets outside the US.
Q1 2026$m	Total Revenue	% Change Actual CER
Beyfortus	116	3	3
FluMist	8	>10x	>10x
Other ID	58	(49)	(53)	* Other includes Synagis, which declined due to competition from Beyfortus

Rare Disease

Ultomiris

Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.
Q1 2026$m	Total Revenue	% Change Actual CER		* Growth due to patient demand, both naïve to branded medicines and conversion from Soliris across all indications (gMG, NMOSD, aHUS and PNH)
US	679	12	12	* Demand growth across indications, including within the competitive gMG and PNH landscapes
Emerging Markets	103	98	93	* Expansion into new markets and growth in patient demand
Europe	298	31	16	* Strong demand growth following launches; competition in gMG and PNH
Established RoW	190	14	14	* Continued conversion and strong demand following new launches
Total	1,270	21	18

Soliris
Q1 2026$m	Total Revenue	% Change Actual CER		* Decline driven by conversion of patients to Ultomiris across all indications, competition in gMG and PNH
US	216	(25)	(25)	* Also affected by biosimilar pressure in gMG, PNH and aHUS
Emerging Markets	113	73	67	* Benefitted from favourable order timing from tender markets
Europe	32	(42)	(49)	* Also affected by biosimilar pressure in PNH and aHUS
Established RoW	28	(19)	(21)
Total	389	(12)	(14)

Strensiq
Q1 2026$m	Total Revenue	% Change Actual CER		* Growth driven by continued HPP patient demand and geographic expansion
US	407	53	53
Emerging Markets	49	44	18
Europe	32	20	6
Established RoW	29	13	13
Total	517	47	43

Other Rare Disease medicines
Q1 2026$m	Total Revenue	% Change Actual CER
Koselugo	170	24	15	* Growth driven by continued patient demand and geographic expansion. Strong uptake following launch of adult indication
Other Rare Disease	74	28	18	* Other Rare Disease medicines include Kanuma and Beyonttra (JP only)

Other Medicines
Q1 2026$m	Total Revenue	% Change Actual CER
Other Medicines	253	(7)	(9)	* Generic erosion

R&D progress

This section covers R&D events and milestones that occurred from 10 February 2026 up to and including 28 April 2026. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca's investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at one major medical congress since the prior results announcement: the American Association for Cancer Research 2026 (AACR). At this meeting, more than 50 abstracts were presented featuring 25 approved and potential new medicines including 8 oral presentations.

Enhertu
Priority Review US	DESTINY-Breast05 March 2026	* HER2-positive breast cancer with residual invasive disease after neoadjuvant HER2-targeted treatment.
Approval JP	DESTINY-Gastric04 March 2026 New disclosure	* 2nd-line treatment of patients with HER2 positive (IHC3+ or IHC2+/ISH+) unresectable advanced or recurrent gastric cancer.
Approval JP	DESTINY-PanTumor02 March 2026 New disclosure	* For the treatment of adult patients with HER2+ (ERBB2 gene amplification or IHC3+) advanced or recurrent solid cancers refractory or intolerant to standard treatments.
Approval CN	DESTINY-Breast11 March 2026 New disclosure	* Enhertu followed by paclitaxel, trastuzumab and pertuzumab for the neoadjuvant treatment of adult patients with HER2-positive stage II (high-risk) or stage III breast cancer.

Calquence
Approval US	AMPLIFY February 2026	* In combination with venetoclax as a fixed-duration regimen for the treatment of adult patients with chronic lymphocytic leukaemia and small lymphocytic lymphoma.

Imfinzi
Approval EU	MATTERHORN March 2026
* In combination with standard-of-care FLOT chemotherapy (fluorouracil, leucovorin, oxaliplatin, and docetaxel) for the treatment of adult patients with resectable, early-stage and locally advanced (Stages II, III, IVA) gastric and gastroesophageal junction cancers.

Phase III readout	EMERALD-3 April 2026
* Imfinzi in combination with Imjudo, lenvatinib and transarterial chemoembolisation demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of PFS versus TACE alone for patients with unresectable hepatocellular carcinoma eligible for embolisation.

Approval CN	POSEIDON April 2026 New disclosure	* In combination with Imjudo and platinum-based chemotherapy is indicated for the first-line treatment of adults with metastatic NSCLC with no sensitising EGFR mutations or ALK positive mutations.
Approval CN	HIMALAYA April 2026 New disclosure
* As monotherapy for the first line treatment of adults with advanced or unresectable hepatocellular carcinoma.
* In combination with Imjudo for the first line treatment of adults with advanced or unresectable hepatocellular carcinoma.

Phase III readout	SAMETA Q1 2026 New disclosure	* Imfinzi in combination with Orpathys did not meet the primary endpoint of PFS versus sunitinib.

BioPharmaceuticals - Cardiovascular, Renal & Metabolism

Wainua
Approval US	April 2026 New disclosure
* As an HCP-administered prefilled syringe for the treatment of hATTR-PN in adults. Wainua is now approved both as a prefilled syringe (for use by healthcare providers only) and as an autoinjector (for self-administration).

BioPharmaceuticals - Respiratory & Immunology

Breztri
Approval US	KALOS/LOGOS April 2026	* Maintenance treatment of asthma in adult and paediatric patients 12 years of age and older.
Data publication The Lancet	KALOS/LOGOS February 2026
* Breztri improved lung function by 76mL (95% CI 57-94 mL, unadjusted p<0.001, as measured by morning pre-dose trough FEV1 over 24 weeks) and 90mL (95% CI 72-108 mL, unadjusted p<0.001, as measured by FEV1 AUC0-3 over 24 weeks) versus dual therapy (the ICS/LABA treatment groups combined) in a pre-specified pooled analysis of the primary endpoints across KALOS and LOGOS.

Phase III readout	ATHLOS April 2026 New disclosure
* Breztri met the primary endpoint demonstrating improved inspiratory capacity during exercise versus placebo. Despite showing numerical benefits and improvements in measures of (static) hyperinflation, Breztri did not achieve statistical significance vs dual therapy (ICS/LABA) in the second primary objective. There were no new safety findings. These data will be shared with the scientific community in the future.

Saphnelo
Approval JP	TULIP-SC February 2026New disclosure	* For subcutaneous injection as an auto-injector for the therapy of systemic lupus erythematosus insufficiently responding to currently available treatment.
Approval US	TULIP-SC April 2026	* For self-administration as a once-weekly autoinjector, the Saphnelo Pen, for the treatment of adult patients with systemic lupus erythematosus on top of standard therapy.

Tezspire
Approval JP	WAYPOINT February 2026New disclosure	* For subcutaneous injection as a treatment for chronic rhinosinusitis with nasal polyps in patients who are insufficiently controlled by currently available treatments.
Approval CN	WAYPOINT March 2026New disclosure
* Add-on therapy with intranasal corticosteroids for the treatment of adults with severe chronic rhinosinusitis with nasal polyps for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control.

Approval CN	DIRECTION March 2026New disclosure	* Maintenance treatment of adult and paediatric patients aged 12 years and older with severe asthma.

tozorakimab
Phase III readout	OBERON/TITANIA March 2026
* Tozorakimab, dosed Q4W, demonstrated statistically significant and highly clinically meaningful reductions in the annualised rate of moderate-to-severe COPD exacerbations compared with placebo, in the primary population of former smokers, and in the overall population, which included former and current smokers, and patients across all blood eosinophil counts and all stages of lung function severity.

Phase III readout	MIRANDA March 2026
* Tozorakimab, dosed Q2W, demonstrated statistically significant and clinically meaningful reductions in the annualised rate of moderate-to-severe COPD exacerbations compared with placebo, in the primary population of former smokers, and in the overall population, which included former and current smokers, and patients across all blood eosinophil counts and all stages of lung function severity.

Phase III readout	PROSPERO April 2026New disclosure
* Long-term extension trial of OBERON and TITANIA showed that tozorakimab resulted in a numerical, but not statistically significant, reduction in the annualised rate of severe exacerbations in former smokers (primary endpoint). In the overall population of former and current smokers, tozorakimab showed a nominally significant reduction in the annualised rate of severe exacerbations. Tozorakimab was generally well tolerated with a favourable safety profile consistent with previous trials. These data will be presented at a forthcoming medical meeting and shared with global regulatory authorities.

Rare Disease

efzimfotase alfa
Phase III readout	MULBERRY March 2026
* Efzimfotase alfa met its primary endpoint in children (2 to <12 years of age) with HPP who have not been previously treated with Strensiq, demonstrating a statistically significant and clinically meaningful improvement in bone health from baseline compared to placebo, as measured by Radiographic Global Impression of Change Score at week 25.

Phase III readout	CHESTNUT March 2026
* Efzimfotase alfa was well-tolerated and demonstrated a favourable safety profile in children (2 to <12 years of age) switching from Strensiq and maintained the treatment benefit of Strensiq on bone health at week 25, as measured by secondary endpoints Radiographic Global Impression of Change Score and Rickets Severity Score.

Phase III readout	HICKORY March 2026
* Efzimfotase alfa showed numerical improvement but did not achieve statistical significance in the primary endpoint of Six-Minute Walk Test in adolescents and adults (12 years of age and older) with HPP who have not been previously treated with Strensiq, compared to placebo at week 25. This was largely due to better-than-expected results observed in the adult-onset HPP placebo group. In a combination of prespecified subgroups of adolescents and adults with paediatric-onset HPP, efzimfotase alfa showed nominally statistically significant and clinically meaningful benefits in mobility, as measured by Six-Minute Walk Test, as well as key secondary endpoints measuring physical function and pain reduction, compared to placebo.

Ultomiris
Phase III readout	I CAN April 2026
* Ultomiris met its primary endpoint in a prespecified interim analysis, demonstrating a statistically significant and clinically meaningful reduction of proteinuria, based on 24-hour urine protein creatinine ratio, at week 34 in adults with immunoglobulin A nephropathy who are at risk of disease progression. The primary endpoint of change from baseline in estimated glomerular filtration rate will be measured at week 106.

Phase III trial update	ARTEMIS April 2026 New disclosure
* Alexion, AstraZeneca Rare Disease will discontinue the ARTEMIS Phase III clinical trial evaluating Ultomiris in cardiac surgery-associated acute kidney injury in adults with chronic kidney disease who undergo non-emergent cardiac surgery with cardiopulmonary bypass due to lack of efficacy following a planned interim analysis. The broader development programme for Ultomiris will continue, including across other existing clinical assessments, as a treatment for additional indications. The safety profile observed in this trial was consistent with the known profile of Ultomiris, with no new safety concerns identified.

Koselugo
Approval CN	KOMET March 2026 New disclosure	* For the treatment of adult patients with symptomatic, inoperable plexiform neurofibromas in neurofibromatosis type 1.

Sustainability

Sustainability highlights

-
The Company released its third Sustainability Impact Publication which includes its Sustainability achievements to date, updated 2030 Sustainability targets and case studies from across the enterprise on climate and nature action, health equity and health systems resilience.
-
CEO Pascal Soriot was recognised with the Sustainable Markets Initiative (SMI) Terra Carta and Astra Carta Award, celebrating the vision and leadership he has demonstrated in service of a sustainable future, including through chairing the SMI Health Systems Task Force.
-
AstraZeneca was recognised by Fortune Magazine as one of the World's Most Admired Companies and the second highest-ranked pharmaceutical company.
-
AstraZeneca Chief Sustainability Officer Pam Cheng was named in the top five of Sustainability Magazine's Top 250 Sustainability Leaders.

Climate and nature

-
AstraZeneca completed the transition of the Company's pressurised metered dose inhaler Trixeo to a next-generation propellant with near-zero Global Warming Potential in the UK, with the transition underway across Europe.
-
AstraZeneca has achieved My Green Lab certification for 104 labs, including 97 at the highest level, with over 4,500 scientists participating in the certification.
-
The Company was recognised in the latest CDP Supplier Assessment for its climate change engagement with suppliers.
Health equity

-
By the end of 2025, the Healthy Heart Africa (HHA) programme had screened 81 million people since launch in 2014, for hypertension and (from 2024) for chronic kidney disease (CKD).
-
In March 2026, CKD data modelling for Egypt and Morocco from the HHA INSIDE/IMPACT project was presented at the World Congress of Nephrology, projecting the clinical and environmental burden of CKD from 2025 to 2030. The data indicated significant gaps in early diagnosis in both countries: without national screening and guideline-driven interventions, it is estimated that fewer than 7% of patients with CKD will be diagnosed by 2030, with associated increases in greenhouse gas emissions from more resource-intensive treatments associated with late CKD diagnosis.
-
By the end of 2025, the Company's excess inventory donation programme had donated medicines to 1,700 underserved patients in six countries.
Health systems resilience

-
At the World Economic Forum Annual Meeting in January, AstraZeneca Chair Michel Demaré convened leaders from government, academia and industry to discuss the topic of investment in health as a strategic asset. The Company also contributed to a Partnership for Health System Sustainability and Resilience (PHSSR) panel discussion on strengthening resilience amid rising pressure from NCDs.
-
In parallel, a new PHSSR-World Economic Forum white paper was published on how health systems can act early on NCDs. Canada launched the first PHSSR Policy Roadmaps Acting Early on NCDs country report, with recommendations to shift towards prevention, optimised diagnosis and coordinated care. Additional country reports are expected in 2026.

How we do business

-
AstraZeneca was again recognised in the FTSE Women Leaders Review 2025 as a top performer for representation of women across the Company.

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the three-month period to 31 March 2026 ('the quarter' or 'Q1 2026') compared to the three-month period to 31 March 2025 ('Q1 2025'), unless stated otherwise.

Core financial measures

Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin, Tax rate and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to better understand the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures (cont.)

-
Core financial measures are adjusted to exclude certain significant items:
-
Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets
-
Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
-
Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables, debt items assumed from the Alexion acquisition and legal settlements
-
The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 53 of the Annual Report and Form 20-F Information 2025.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating Margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 2 'Net debt', included in the Notes to the interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 8: Reported Profit and Loss
	Q1 2026	Q1 2025	% Change
	$m	$m	Actual	CER
- Product Sales	14,386	12,875	12	7
- Alliance Revenue	825	639	29	26
Product Revenue	15,211	13,514	13	8
Collaboration Revenue	77	74	4	-
Total Revenue	15,288	13,588	13	8
Cost of sales	(2,678)	(2,241)	20	4
Gross profit	12,610	11,347	11	9
Distribution expense	(141)	(135)	4	(4)
R&D expense	(3,492)	(3,159)	11	7
SG&A expense	(4,920)	(4,492)	10	6
Other operating income & expense	189	113	67	65
Operating profit	4,246	3,674	16	17
Net finance expense	(320)	(265)	20	16
Joint ventures and associates	(12)	(7)	86	67
Profit before tax	3,914	3,402	15	17
Taxation	(833)	(481)	74	71
Tax rate	21%	14%
Profit after tax	3,081	2,921	5	8
Earnings per share	$1.99	$1.88	6	8

Table 9: Reconciliation of Reported Profit before tax to EBITDA
	Q1 2026	Q1 2025	% Change
	$m	$m	Actual	CER
Reported Profit before tax	3,914	3,402	15	17
Net finance expense	320	265	20	16
Joint ventures and associates	12	7	86	67
Depreciation, amortisation and impairment	1,366	1,284	6	3
EBITDA	5,612	4,958	13	13

Table 10: Reconciliation of Reported to Core financial measures: Q1 2026
For the three months ended 31 March	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	12,610	5	8	1	12,624	11	9
- Gross Margin	82%				83%	-1pp	+1pp
Distribution expense	(141)	-	-	-	(141)	6	(2)
R&D expense	(3,492)	21	9	1	(3,461)	12	8
- R&D % of Total Revenue	23%				23%	-	-
SG&A expense	(4,920)	34	973	54	(3,859)	12	7
- SG&A % of Total Revenue	32%				25%	-	-
Total operating expense	(8,553)	55	982	55	(7,461)	12	7
Other operating income & expense	189	-	-	-	189	65	63
Operating profit	4,246	60	990	56	5,352	11	12
- Operating Margin	28%				35%	-	+1pp
Net finance expense	(320)	-	-	39	(281)	30	26
Taxation	(833)	(13)	(190)	(22)	(1,058)	48	50
EPS	$1.99	$0.03	$0.52	$0.04	$2.58	4	5

Profit and Loss drivers

Gross profit

The movement in Gross Margin in Q1 2026 was a result of:

        -      Positive effects from geographic mix

-
The contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Datroway, Tezspire, plus Koselugo in the prior year period) reduces Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca's Cost of sales line
-
Pricing adjustments to medicines that have reached the end of their exclusivity periods, and implementation of the US government agreement announced in 2025
-
Currency effects, principally arising from forex volatility in Q1 2025
-
Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The increase in R&D expense (Reported and Core) in the period was driven by:

-
Positive data readouts for high-value pipeline opportunities that have ungated late-stage trials
-
Investment in platforms, new technology and capabilities to enhance R&D capabilities
-
Addition of R&D projects following completion of previously announced business development activity

SG&A expense

-
The increase in SG&A expense (Reported and Core) in the period was driven primarily by ongoing and future launches and to support continued growth in existing brands

Other operating income and expense

-
Other operating income increased due to multiple partner milestones being met in the quarter

Net finance expense

Core Net finance expense increased 30% (26% at CER) in Q1 2026, principally due to the prior year benefitting from adjustments relating to settlements with tax authorities.

Taxation

The effective Reported and Core Tax rates for the three months to 31 March 2026 were 21% (Q1 2025: 14% and 16% respectively). The Reported and Core rates were higher in Q1 2026 as Q1 2025 benefited from the release of tax liabilities following settlements with tax authorities

The cash tax paid for the three months to 31 March 2026 was $526m (Q1 2025: $363m), representing 13% of Reported Profit before tax (Q1 2025: 11%).

Cash Flow

Table 11: Cash Flow summary: Q1 2026
For the three months ended 31 March	Q1 2026 $m	Q1 2025 $m	Change$m
Reported Operating profit	4,246	3,674	572
Depreciation, amortisation and impairment	1,366	1,284	82
Movement in working capital and short-term provisions	(1,000)	(426)	(574)
Gains on disposal of intangible assets	(34)	(66)	32
Fair value movements on contingent consideration arising from business combinations	1	1	-
Non-cash and other movements	(253)	31	(284)
Interest paid	(441)	(422)	(19)
Taxation paid	(526)	(363)	(163)
Net cash inflow from operating activities	3,359	3,713	(354)
Net cash outflow from investing activities	(1,792)	(1,253)	(539)
Net cash inflow/(outflow) from financing activities	267	(2,707)	2,974
Net increase/(decrease) in cash and cash equivalents in the period	1,834	(247)	2,081

Net cash flow

The decrease in Net cash inflow from operating activities of $354m is primarily driven by Movement in working capital and short-term provisions and foreign exchange fluctuations, offset by increased Operating profit.

The increase in Net cash outflow from investing activities of $539m is primarily driven by increased Purchase of intangible assets.

The change in Net cash inflow/(outflow) from financing activities of $2,974m is primarily driven by the issue of new long-term loans of $1,990m in Q1 2026, with no issuance in Q1 2025, and also the issue of commercial paper of $2,412m in the current period compared to $948m of commercial paper issued in comparative period.

Capital expenditure

Capital expenditure on Property, plant and equipment and software-related intangible assets amounted to $645m in Q1 2026 (Q1 2025: $493m). The increase of capital expenditure in Q1 2026 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt increased by $2,570m in the three months to 31 March 2026 to $25,944m. Details of the committed undrawn bank facilities are disclosed within the Going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 2.

Net debt

Table 12: Net debt summary
	At 31 Mar2026 $m	At 31 Dec2025 $m	At 31 Mar 2025 $m
Cash and cash equivalents	7,560	5,711	5,230
Other investments	115	30	165
Cash and investments	7,675	5,741	5,395
Overdrafts and short-term borrowings	(597)	(644)	(445)
Commercial paper	(2,412)	-	(948)
Lease liabilities	(1,888)	(1,803)	(1,551)
Current instalments of loans	(4,567)	(2,460)	(2,010)
Non-current instalments of loans	(24,454)	(24,715)	(26,692)
Interest-bearing loans and borrowings (Gross debt)	(33,918)	(29,622)	(31,646)
Net derivatives	299	507	184
Net debt	(25,944)	(23,374)	(26,067)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4% Notes due 2031, 4.875% Notes due 2033, 4.3% Notes due 2033, 5% Notes due 2034 and 4.6% Notes due 2036 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 26 February 2026, 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 13: Obligor group summarised statement of comprehensive income: Q1 2026
For the three months ended 31 March	Q1 2026 $m	Q1 2025 $m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(1)	-
Loss for the period	(259)	(302)
Transactions with subsidiaries that are not issuers or guarantors	303	5,807

Table 14: Obligor group summarised statement of financial position
	At 31 Mar 2026 $m	At 31 Mar 2025 $m
Current assets	49	68
Non-current assets	68	-
Current liabilities	(7,302)	(3,201)
Non-current liabilities	(24,440)	(26,748)
Amounts due from subsidiaries that are not issuers or guarantors	20,443	20,922
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Capital allocation

The Group's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; pursuing potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the Company and the level of reserves legally available for distribution.

In FY 2026, the Company intends to increase the annual dividend declared to $3.30 per share.

Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2025, capital expenditure on Property, plant and equipment and Software-related intangible assets amounted to $3,270m. In FY 2026 the Group expects to increase expenditure on Property, plant and equipment and Software-related intangible assets by approximately a third driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

In addition, the Company's external dividend payments paid in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.

Table 15: Currency sensitivities
Currency	Primary Relevance	Exchange rate vs USD (average rate in period)					Annual impact of 5% strengthening vs USD1 ($m)
		FY 20252	YTD 20263	Change (%)	Mar 20264	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.88	0.85	4	0.87	2	499	234
CNY	Total Revenue	7.19	6.92	4	6.90	4	329	178
JPY	Total Revenue	149.64	156.85	(5)	158.64	(6)	179	120
GBP	Operating expense	0.76	0.74	2	0.75	1	50	(180)
SEK	Operating expense	9.81	9.13	7	9.31	5	9	(71)
Other							615	339

1.   Assumes the average exchange rate vs USD in FY 2026 is 5% higher than the average rate in FY 2025. The impact data are estimates, based on best prevailing assumptions around currency profiles.

2.   Based on average daily spot rates 1 January 2025 to 31 December 2025.

3.   Based on average daily spot rates 1 January 2026 to 31 March 2026.

4.   Based on average daily spot rates 1 March 2026 to 31 March 2026.

Interim financial statements

Table 16: Condensed consolidated statement of comprehensive income: Q1 2026
For the three months ended 31 March	2026 $m	2025 $m
- Product Sales	14,386	12,875
- Alliance Revenue	825	639
Product Revenue	15,211	13,514
Collaboration Revenue	77	74
Total Revenue	15,288	13,588
Cost of sales	(2,678)	(2,241)
Gross profit	12,610	11,347
Distribution expense	(141)	(135)
Research and development expense	(3,492)	(3,159)
Selling, general and administrative expense	(4,920)	(4,492)
Other operating income and expense	189	113
Operating profit	4,246	3,674
Finance income	73	84
Finance expense	(393)	(349)
Share of after tax losses in associates and joint ventures	(12)	(7)
Profit before tax	3,914	3,402
Taxation	(833)	(481)
Profit for the period	3,081	2,921

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	75	51
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income	185	(58)
Tax expense on items that will not be reclassified to profit or loss	(56)	(17)
	204	(24)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(551)	1,152
Foreign exchange arising on designated liabilities in net investment hedges	7	53
Fair value movements on cash flow hedges	(79)	72
Fair value movements on cash flow hedges transferred to profit and loss	55	(102)
Fair value movements on derivatives designated in net investment hedges	4	(10)
Costs of hedging	(16)	(8)
Tax income/(expense) on items that may be reclassified subsequently to profit or loss	7	(30)
	(573)	1,127
Other comprehensive (expense)/income for the period, net of tax	(369)	1,103

Total comprehensive income for the period	2,712	4,024

Profit attributable to:
Owners of the Parent	3,080	2,916
Non-controlling interests	1	5
	3,081	2,921

Total comprehensive income/(expense) attributable to:
Owners of the Parent	2,713	4,017
Non-controlling interests	(1)	7
	2,712	4,024
Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.99	$1.88
Diluted earnings per $0.25 Ordinary Share	$1.97	$1.87
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,561

Table 17: Condensed consolidated statement of financial position
	At 31 Mar 2026	At 31 Dec 2025	At 31 Mar 2025
Assets	$m	$m	$m
Non-current assets
Property, plant and equipment	13,121	12,962	10,819
Right-of-use assets	1,820	1,741	1,484
Goodwill	21,194	21,242	21,130
Intangible assets	36,908	37,846	37,550
Investments in associates and joint ventures	306	302	270
Other investments	2,359	2,223	1,630
Derivative financial instruments	382	498	210
Other receivables	1,186	1,327	926
Income tax receivable	1,533	1,391	-
Deferred tax assets	5,593	5,819	6,095
	84,402	85,351	80,114
Current assets
Inventories	6,570	6,557	5,884
Trade and other receivables	14,106	15,177	13,250
Other investments	115	30	165
Derivative financial instruments	28	90	45
Intangible assets	175	-	-
Income tax receivable	1,059	1,158	1,565
Cash and cash equivalents	7,560	5,711	5,230
	29,613	28,723	26,139
Total assets	114,015	114,074	106,253

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(7,576)	(3,104)	(3,403)
Lease liabilities	(383)	(382)	(355)
Trade and other payables	(22,505)	(25,280)	(22,544)
Derivative financial instruments	(103)	(81)	(22)
Provisions	(704)	(686)	(1,149)
Income tax payable	(1,299)	(1,084)	(1,656)
	(32,570)	(30,617)	(29,129)
Non-current liabilities
Interest-bearing loans and borrowings	(24,454)	(24,715)	(26,692)
Lease liabilities	(1,505)	(1,421)	(1,196)
Derivative financial instruments	(8)	-	(49)
Deferred tax liabilities	(3,471)	(3,500)	(3,553)
Retirement benefit obligations	(953)	(1,105)	(1,279)
Provisions	(904)	(918)	(922)
Income tax payable	(611)	(700)	(264)
Other payables	(2,155)	(2,379)	(2,038)
	(34,061)	(34,738)	(35,993)
Total liabilities	(66,631)	(65,355)	(65,122)

Net assets	47,384	48,719	41,131

Equity
Share capital	388	388	388
Share premium account	35,275	35,266	35,233
Other reserves	1,998	2,041	2,054
Retained earnings	9,672	10,972	3,364
Capital and reserves attributable to equity holders of the Parent	47,333	48,667	41,039
Non-controlling interests	51	52	92
Total equity	47,384	48,719	41,131

Table 18: Condensed consolidated statement of changes in equity
	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the Parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	2,916	2,916	5	2,921
Other comprehensive (expense)/income	-	-	(42)	1,143	1,101	2	1,103
Transfer to Other reserves	-	-	58	(58)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,249)	(3,249)	-	(3,249)
Issue of Ordinary Shares	-	7	-	-	7	-	7
Movement in shares held by Employee Benefit Trusts	-	-	26	-	26	-	26
Share-based payments charge for the period	-	-	-	174	174	-	174
Settlement of share plan awards	-	-	-	(722)	(722)	-	(722)
Net movement	-	7	42	204	253	7	260
At 31 Mar 2025	388	35,233	2,054	3,364	41,039	92	41,131

At 1 Jan 2026	388	35,266	2,041	10,972	48,667	52	48,719
Profit for the period	-	-	-	3,080	3,080	1	3,081
Other comprehensive expense	-	-	(41)	(326)	(367)	(2)	(369)
Transfer to Other reserves	-	-	5	(5)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,359)	(3,359)	-	(3,359)
Issue of Ordinary Shares	-	9	-	-	9	-	9
Movement in shares held by Employee Benefit Trusts	-	-	(7)	-	(7)	-	(7)
Share-based payments charge for the period	-	-	-	201	201	-	201
Settlement of share plan awards	-	-	-	(891)	(891)	-	(891)
Net movement	-	9	(43)	(1,300)	(1,334)	(1)	(1,335)
At 31 Mar 2026	388	35,275	1,998	9,672	47,333	51	47,384

Table 19: Condensed consolidated statement of cash flows: Q1 2026
For the three months ended 31 March	2026 $m	2025 $m
Cash flows from operating activities
Profit before tax	3,914	3,402
Finance income and expense	320	265
Share of after tax losses of associates and joint ventures	12	7
Depreciation, amortisation and impairment	1,366	1,284
Movement in working capital and short-term provisions	(1,000)	(426)
Gains on disposal of intangible assets	(34)	(66)
Fair value movements on contingent consideration arising from business combinations	1	1
Non-cash and other movements	(253)	31
Cash generated from operations	4,326	4,498
Interest paid	(441)	(422)
Tax paid	(526)	(363)
Net cash inflow from operating activities	3,359	3,713

Cash flows from investing activities
Payment of contingent consideration from business combinations	(257)	(362)
Purchase of property, plant and equipment	(547)	(429)
Disposal of property, plant and equipment	8	1
Purchase of intangible assets	(991)	(540)
Disposal of intangible assets	45	9
Purchase of non-current asset investments	(8)	-
Movement in short-term investments, fixed deposits and other investing instruments	(85)	1
Payments to associates and joint ventures	(24)	-
Interest received	67	67
Net cash outflow from investing activities	(1,792)	(1,253)
Net cash inflow before financing activities	1,567	2,460

Cash flows from financing activities
Proceeds from issue of share capital	10	8
Own shares purchased by Employee Benefit Trusts	(612)	(486)
Issue of loans and borrowings	1,990	-
Repayment of loans and borrowings	(2)	(4)
Dividends paid	(3,287)	(3,347)
Hedge contracts relating to dividend payments	(72)	104
Repayment of obligations under leases	(94)	(81)
Movement in short-term borrowings	2,334	1,099
Net cash inflow/(outflow) from financing activities	267	(2,707)

Net increase/(decrease) in Cash and cash equivalents in the period	1,834	(247)
Cash and cash equivalents at the beginning of the period	5,698	5,429
Exchange rate effects	(18)	25
Cash and cash equivalents at the end of the period	7,514	5,207

Cash and cash equivalents consist of:
Cash and cash equivalents	7,560	5,230
Overdrafts	(46)	(23)
	7,514	5,207

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies

These unaudited Interim financial statements for the three months ended 31 March 2026 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the three months ended 31 March 2026 were approved by the Board of Directors for publication on 29 April 2026.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2025 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2025.

The comparative figures for the financial year ended 31 December 2025 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report (i) was unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern

The Group has considerable financial resources available. As at 31 March 2026, the Group has $12.5bn in financial resources (cash and cash equivalent balances of $7.6bn and undrawn committed bank facilities of $4.9bn that are available until April 2031), with $8.0bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2025.

Note 2: Net debt

Table 20: Net debt

	At 1 Jan 2026	Cash flow	Acquisitions	Non-cash and other	Exchange movements	At 31 Mar 2026
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(24,715)	(1,990)	-	2,136	115	(24,454)
Non-current instalments of leases	(1,421)	-	-	(99)	15	(1,505)
Total long-term debt	(26,136)	(1,990)	-	2,037	130	(25,959)
Current instalments of loans	(2,460)	2	-	(2,122)	13	(4,567)
Current instalments of leases	(382)	115	-	(120)	4	(383)
Commercial paper	-	(2,412)	-	-	-	(2,412)
Collateral received from derivative counterparties	(473)	90	-	-	-	(383)
Other short-term borrowings excluding overdrafts	(158)	(12)	-	-	2	(168)
Overdrafts	(13)	(34)	-	-	1	(46)
Total current debt	(3,486)	(2,251)	-	(2,242)	20	(7,959)
Gross borrowings	(29,622)	(4,241)	-	(205)	150	(33,918)
Net derivative financial instruments	507	152	-	(360)	-	299
Net borrowings	(29,115)	(4,089)	-	(565)	150	(33,619)
Cash and cash equivalents	5,711	1,868	-	-	(19)	7,560
Other investments - current	30	85	-	-	-	115
Cash and investments	5,741	1,953	-	-	(19)	7,675
Net debt	(23,374)	(2,136)	-	(565)	131	(25,944)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2025. Net debt is a non-GAAP financial measure.

Net debt increased by $2,570m in the three months to 31 March 2026 to $25,944m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 March 2026 was $383m (31 December 2025: $473m) and the carrying value of such cash collateral posted by the Group at 31 March 2026 was $109m (31 December 2025: $22m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives above.

During the quarter ended 31 March 2026, there have been no changes to the Group's solicited credit ratings. Moody's credit ratings were long term: A1; short term: P-1. Standard and Poor's credit ratings were long term: A+; short term:

A-1.

Note 3: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $453m (31 December 2025: $458m) and for which a fair value gain of $3m has been recognised in the three months ended 31 March 2026 (Q1 2025: $nil). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the three months ended 31 March 2026, are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $2,364m of other investments, $5,851m held in money-market funds and $299m of derivatives as at 31 March 2026. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $453m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $109m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 31 March 2026, which have a carrying value of $33,918m in the Condensed consolidated statement of financial position, was $33,301m.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The final contingent consideration payment of $257m relating to BMS's share of the global diabetes alliance was made in Q1 2026.

Note 4: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2025. (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the first quarter of 2026 and up to and including 28 April 2026

Table 21: Patent litigation

Legal proceedings brought against AstraZeneca

Enhertu patent proceedings, US Matter concluded
* In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court. AstraZeneca and Daiichi Sankyo appealed the District Court's decision.
* In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the USPTO issued a decision that the claims were unpatentable. Seagen appealed this decision; the USPTO intervened in the appeal.
* In December 2025, the US Court of Appeals for the Federal Circuit issued decisions in both the District Court and PGR appeals finding that Seagen's patent is invalid and vacating the District Court's prior infringement judgment and damages award. The deadline for filing an appeal has expired.
* This matter has concluded.

Forxiga patent proceedings, Europe Considered to be a contingent liability
* In November 2025, in France, Biogaran SAS challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
* In Poland and in Portugal, multiple generic companies have challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
* In February 2026, the Polish Patent Office invalidated the Forxiga composition patent. AstraZeneca is appealing that decision.

Legal proceedings brought by AstraZeneca
Forxiga patent proceedings, Australia
* In December 2025, in the Federal Court of Australia, AstraZeneca initiated patent infringement litigation against Pharmacor Pty Limited (Pharmacor) in reference to one of the patents that protects Forxiga.
* In March 2026, AstraZeneca obtained a preliminary injunction against the launch of Pharmacor's dapagliflozin product.
* No trial date has been set.

Lynparza patent proceedings, US
* AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024.
* In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants' generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca's patents.
* In April 2026, AstraZeneca entered into a settlement agreement with Sandoz resolving all US patent litigation with Sandoz relating to Lynparza.
* No trial date has been scheduled for trial with the remaining defendants.

Tagrisso patent proceedings, Russia
* In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC (Axelpharm) for improper use of AstraZeneca information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and a subsequent appeal by AstraZeneca was also dismissed.
* In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024, following a challenge by AstraZeneca. The PTO's decision was upheld in June 2025, following an appeal by Axelpharm. At a further appeal hearing in November 2025, the Intellectual Property Court Presidium reversed earlier decisions and held Axelpharm's patent valid. The Supreme Court rejected appeals by AstraZeneca and the PTO against this decision in February 2026.
* In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the Court pending resolution of the compulsory licensing action.
* In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget LLC (OncoTarget). In November 2024, the FAS found Axelpharm (but not OncoTarget) to have committed unfair competition. In June 2025, the finding against Axelpharm was reversed on appeal. In December 2025, on appeal by AstraZeneca, the appellate decision was affirmed. AstraZeneca filed a further appeal, and in April 2026, the Intellectual Property Court restored the FAS's finding of unfair competition and prohibited Axelpharm from selling the generic drug.

Tagrisso patent proceedings, UK
* In March 2026, AstraZeneca initiated a patent infringement action in the UK High Court against Hansoh Pharmaceutical Group Company Limited, Jiangsu Hansoh Pharmaceutical Group Co., Ltd., and relevant vendors relating to its prospective commercialisation of aumolertinib.
* No trial date has been set.

Table 22: Product liability litigation

Legal proceedings brought against AstraZeneca

Farxiga and Xigduo XR, US Considered to be a contingent liability
* AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR.
* AstraZeneca has settled in principle for an immaterial amount the matter that had been scheduled for trial in March 2026.
* The first trial is scheduled for September 2026.

Table 23: Commercial litigation

Legal proceedings brought against AstraZeneca

340B Antitrust Litigation, US Considered to be a contingent liability
* In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health, Inc. alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca's motion to dismiss the complaint. In February 2024, the District Court denied plaintiffs' request to file an amended complaint and entered an order closing the matter. In March 2024, plaintiffs filed an appeal.
* In August 2025, the US Court of Appeals for the Second Circuit decided in the plaintiffs' favour, ordering the District Court to accept the amended complaint.
* In March 2026, AstraZeneca sought further review by the US Supreme Court.

Amyndas Trade Secrets Litigation, US Considered to be a contingent liability
* AstraZeneca has been defending a matter filed by Amyndas Pharmaceuticals Member P.C. and Amyndas Pharmaceuticals, LLC (collectively Amyndas), in the US District Court for the District of Massachusetts alleging trade secret misappropriation and breach of contract claims against AstraZeneca and Zealand Pharma U.S. Inc. related to Amyndas' C3 inhibitor candidate.
* In March 2026, the court granted AstraZeneca's motion for partial summary judgment.

Barone Privacy Litigation, US Considered to be a contingent liability
* In March 2026, a putative class action complaint against AstraZeneca and others was filed in the US District Court for the Northern District of Illinois. The complaint alleges that AstraZeneca and others unlawfully used patient genetic information.
* No trial date has been set.

Table 24: Government investigations and proceedings

Legal proceedings brought against AstraZeneca

340B Qui Tam, US Considered to be a contingent liability
* In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California (District Court). The complaint alleges that AstraZeneca violated the US False Claims Act and state law analogues. In March 2024, the District Court granted AstraZeneca's motion to dismiss the First Amended Complaint without leave to amend.
* In March 2026, the Ninth Circuit reversed the District Court's dismissal and remanded.

Texas Qui Tam, US Considered to be a contingent liability
* In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas State Court in Harrison County, which alleges that AstraZeneca engaged in unlawful marketing practices.
* In November 2025, the case was transferred to the Texas State Court in Travis County.
* In July 2025, the State of Texas moved to intervene in the matter and intervened in November 2025.
* Trial is scheduled for August 2026.

Legal proceedings brought by AstraZeneca

340B State Litigation, US Considered to be a contingent asset
* AstraZeneca has filed lawsuits against Arkansas, Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, North Dakota, Oklahoma, Oregon, Rhode Island, South Dakota, Tennessee, Utah, Vermont, and West Virginia challenging the constitutionality of each state's 340B statute.
* AstraZeneca has ongoing enforcement actions in Arkansas and Louisiana for alleged non-compliance with each state's 340B statute.
* The US Court of Appeals for the Fifth Circuit affirmed summary judgment in favor of Louisiana in February 2026. AstraZeneca has petitioned for rehearing.
* In Hawaii, the court denied AstraZeneca's motion for a preliminary injunction in February 2026, which AstraZeneca has appealed.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 5: Subsequent events

In April 2026, AstraZeneca closed the previously announced new strategic collaboration agreement with CSPC Pharmaceuticals (CSPC) to advance the development of multiple next-generation therapies for obesity and type 2 diabetes across eight programmes. Under this agreement, the companies will initially progress four programmes, which utilise CSPC's advanced AI-driven peptide drug discovery platform and their proprietary LiquidGel once-monthly dosing platform technology. AstraZeneca will pay an upfront payment of $1.2bn, the majority of which will be capitalised within Intangible assets in Q2 2026. CSPC is also eligible to receive development and regulatory milestones of up to $3.5bn across all programmes. CSPC will also be eligible for further commercialisation and sales milestones plus tiered royalties.

Note 6: Analysis of Revenue and Other operating income and expense

Table 25: Product Sales year-on-year analysis: Q1 2026

For the three months	World			US		Emerging Markets			Europe			Established RoW
ended 31 March		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	1,833	9	5	733	8	536	3	(1)	387	26	12	177	2	1
Imfinzi	1,694	34	30	954	31	187	32	28	383	52	34	170	22	22
Calquence	923	21	17	599	18	70	30	22	218	28	13	36	16	13
Lynparza	781	8	2	308	(1)	174	8	(1)	239	22	8	60	4	3
Enhertu	324	63	56	-	-	216	59	54	64	48	29	44	n/m	n/m
Zoladex	304	7	2	5	(2)	241	8	3	39	17	4	19	(10)	(13)
Truqap	198	50	47	138	24	18	n/m	n/m	31	n/m	99	11	n/m	n/m
Imjudo	77	(5)	(7)	49	(9)	6	28	24	13	20	6	9	(22)	(22)
Datroway	1	n/m	n/m	-	-	1	n/m	n/m	-	-	-	-	-	-
Other Oncology	101	(8)	(11)	2	(32)	72	(4)	(8)	4	(23)	(32)	23	(13)	(12)
Oncology	6,236	19	15	2,788	16	1,521	15	10	1,378	34	18	549	13	12
Farxiga	2,193	7	(1)	449	17	924	6	(2)	778	14	-	42	(65)	(67)
Crestor	354	12	8	8	(28)	314	15	11	-	-	-	32	-	1
Brilinta	105	(65)	(67)	14	(92)	76	3	(2)	13	(77)	(79)	2	(37)	(43)
Lokelma	199	30	26	79	14	45	47	41	41	59	43	34	23	24
Seloken	180	12	7	-	-	174	12	7	5	10	10	1	(12)	(20)
roxadustat	43	(45)	(47)	-	-	43	(45)	(47)	-	-	-	-	-	-
Wainua	51	29	28	45	15	2	n/m	n/m	3	n/m	n/m	1	-	-
Other CVRM	115	(16)	(20)	(2)	n/m	75	5	1	28	(27)	(33)	14	(7)	(7)
CVRM	3,240	-	(6)	593	(14)	1,653	7	-	868	8	(5)	126	(37)	(38)
Symbicort	747	3	(1)	290	4	226	(3)	(7)	152	12	-	79	4	(1)
Fasenra	483	15	11	256	3	46	70	63	129	25	10	52	34	31
Breztri	353	18	13	149	1	115	28	22	64	55	37	25	25	22
Tezspire	149	73	58	-	-	20	n/m	n/m	95	68	50	34	46	45
Saphnelo	171	25	24	142	18	5	67	61	17	88	66	7	53	52
Pulmicort	149	(6)	(11)	2	(17)	122	(4)	(9)	17	(11)	(21)	8	(15)	(18)
Airsupra	37	31	31	33	18	4	n/m	n/m	-	-	-	-	-	-
Other R&I	61	(37)	(40)	8	(81)	27	(36)	(37)	24	81	68	2	(8)	(12)
R&I	2,150	10	6	880	2	565	7	2	498	32	17	207	19	15
Beyfortus	24	(19)	(18)	23	(18)	-	-	-	1	n/m	n/m	-	-	-
FluMist	8	n/m	n/m	-	-	-	-	-	-	-	-	8	n/m	n/m
Other ID	58	(49)	(53)	-	n/m	40	(52)	(56)	15	(42)	(49)	3	(41)	(41)
ID*	90	(37)	(41)	23	(15)	40	(52)	(55)	16	(40)	(47)	11	67	55
Ultomiris	1,270	21	18	679	12	103	98	93	298	31	16	190	14	14
Soliris	389	(12)	(14)	216	(25)	113	73	67	32	(42)	(49)	28	(19)	(21)
Strensiq	517	47	43	407	53	49	44	18	32	20	6	29	13	13
Koselugo	170	24	15	42	(21)	61	54	39	49	45	28	18	69	69
Other Rare Disease	74	28	18	28	7	21	47	21	20	32	16	5	n/m	n/m
Rare Disease	2,420	19	15	1,372	11	347	69	57	431	20	6	270	13	13
Other Medicines	250	(7)	(9)	23	22	192	(7)	(9)	15	(23)	(30)	20	(15)	(17)
Total Medicines	14,386	12	7	5,679	9	4,318	11	5	3,206	22	8	1,183	5	4

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

* ID: Infectious Disease

Table 26: Alliance Revenue: Q1 2026
For the three months ended 31 March	2026 $m	2025 $m
Enhertu	508	398
Tezspire	154	130
Beyfortus	91	82
Datroway	42	4
Other royalty revenue	29	24
Other Alliance Revenue	1	1
Total	825	639

Table 27: Collaboration Revenue: Q1 2026
For the three months ended 31 March	2026 $m	2025 $m
Farxiga: sales milestones	44	74
Crestor: sales milestones	32	-
Other Collaboration Revenue	1	-
Total	77	74

Table 28: Other operating income and expense: Q1 2026
For the three months ended 31 March	2026 $m	2025 $m
Total	189	113

Other shareholder information

Financial calendar

-  Announcement of H1 and Q2 2026 results: 27 July 2026

Dividend payment dates

Dividends are normally paid as follows:

-  First interim:    Announced with the half-year results and paid in September

-  Second interim:              Announced with the full-year results and paid in March

Dividend dates

Dividend	Announced	Ex-dividend date1:LSE, Nasdaq Stockholm	Ex-dividend date1:NYSE	Record date	Payment date
FY 2026 First interim2	27 Jul 2026	6 Aug 2026	7 Aug 2026	7 Aug 2026	8 Sep 2026

The completion of cross-border movements of shares by intermediaries between the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange is subject to the receiving broker identifying and confirming such movements. Where a cross-border movement of shares is initiated but not completed by the relevant dividend record dates (provisionally, 7 August 2026), the dividend in respect of those shares will be received in the originating market on the relevant dividend payment date.

Accordingly, shareholders are advised not to initiate any cross-border movements of shares during the period from 5 August 2026 to 7 August 2026 (inclusive) in respect of the FY 2026 First interim dividend2.

1.   The ex-dividend dates for the principal markets differ due to the different settlement cycles currently applicable for shares trading on the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange. Shareholders should consider the applicable ex-dividend date for the securities they hold in each market.

2.   Provisional dates, subject to Board approval.

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence

Registered office	UK Registrar and Transfer Office	Swedish Central Securities Depository	US Registrar and Transfer Agent
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	Computershare Investor Services PO Box 43078 Providence RI, 02940-3078
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 707 1682 (UK only)	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 370 707 1682		+1 (781) 575 2844

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

-
the risk of failure or delay in delivery of pipeline or launch of new medicines
-
the risk of failure to meet regulatory or ethical requirements for medicine development or approval
-
the risk of failures or delays in the quality or execution of the Group's commercial strategies
-
the risk of pricing, affordability, access and competitive pressures
-
the risk of failure to maintain supply of compliant, quality medicines
-
the risk of illegal trade in our Group's medicines
-
the risk of reliance on third-party goods and services
-
the risk of failure in IT or cybersecurity
-
the risk of failure of critical processes
-
the risk of failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives
-
the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
-
the risk of failure to meet our sustainability targets, regulatory requirements or stakeholder expectations with respect to the environment
-
the risk of failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery/ anti-corruption, anti-fraud and scientific exchanges
-
the risk of the safety and efficacy of marketed medicines being questioned
-
the risk of adverse outcome of litigation and/or governmental investigations
-
intellectual property-related risks to the Group's products
-
the risk of failure to achieve strategic plans or meet targets or expectations
-
the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business
-
the risk of failure in internal control, financial reporting or the occurrence of fraud
-
the risk of unexpected deterioration in the Group's financial position.

Glossary

1L, 2L, etc                   First line, second line, etc
AACR                         American Association for Cancer Research
aHUS                          Atypical haemolytic uraemic syndrome
ALK                           Anaplastic lymphoma kinase gene
ATTR / -CM / -PN     Transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy
AUC                           Area under the curve
BTKi                           Bruton tyrosine kinase inhibitor
CER                            Constant exchange rates
CI                                Confidence interval
CKD                           Chronic kidney disease
CLL                            Chronic lymphocytic leukaemia
CN                              China
COPD                         Chronic obstructive pulmonary disease
CRSwNP                    Chronic rhinosinusitis with nasal polyps
CSPC                          Castration-sensitive prostate cancer
CSA-AKI                    Cardiac surgery-associated acute kidney injury
CVRM                        Cardiovascular, Renal and Metabolism
EBITDA                     Earnings before interest, tax, depreciation and amortisation
EGFR / m                   Epidermal growth factor receptor gene / mutation
EGPA                          Eosinophilic granulomatosis with polyangiitis
EPS                             Earnings per share
ERBB2                       v-erb-b2 avian erythroblastic leukemia viral oncogene homologue 2
EU                              Europe (in financial tables) or European Union
EVH                           Extravascular haemolysis
FDC                            Fixed dose combination
FEV                            Forced expectorant volume
FLOT                         Fluorouracil, oxaliplatin and docetaxel
FY                              Full year / Financial year
GAAP                        Generally Accepted Accounting Principles
GEJ                            Gastro oesophageal junction
GI                               Gastrointestinal
gMG                           Generalised myasthenia gravis
GU                              Genito-urinary
GYN                           Gynecological
HCC                           Hepatocellular carcinoma
HER2 / +/- /low /m    Human epidermal growth factor receptor 2 gene / positive / negative / low expression / mutant
HF/ pEF / rEF            Heart failure / with preserved ejection fraction / with reduced ejection fraction
HPP                            Hypophosphatasia
IAS / B                       International Accounting Standards / Board
ICS                             Inhaled corticosteroid
ID                               Infectious Disease
IFRS                           International Financial Reporting Standards
IgAN                          Immunoglobulin A neuropathy
IHC                            Immunohistochemistry
IL-5, IL-33, etc          Interleukin-5, interleukin-33, etc
IO                               Immuno-oncology
ISH                             In situ hybridization
JP                                Japan
KRAS / m                   Kirsten rat sarcoma gene / mutation
LABA                         Long-acting beta-agonist
LAMA                        Long-acting muscarinic-agonist
MCL                           Mantle cell lymphoma
MET                           Mesenchymal-epithelial transition
n/m                             Growth rate not meaningful
NF1                            Neurofibromatosis type 1
NMOSD                     Neuromyelitis optica spectrum disorder
NRDL                         National reimbursement drug list
NSCLC                       Non-small cell lung cancer
PARP                          Poly ADP ribose polymerase
PFS                             Progression free survival
PNH                            Paroxysmal nocturnal haemoglobinuria
PR                               Partial responce
R&I                             Respiratory & Immunology
SC                               Subcutaneous
SEC                             Securities Exchange Commission (US)
SG&A                         Sales, general and administration
SGLT2                        Sodium-glucose cotransporter 2
SLE                             Systemic lupus erythematosus
TACE                          Transarterial chemoembolisation
TNBC                         Triple negative breast cancer
VBP                            Volume-based procurement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary